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                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

     Toronto, Canada, August 24, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today the retirement as a director of General Richard Rohmer, O.C., Q.C. Following the retirement of General Rohmer, Hollinger Inc. has three independent directors: Paul A. Carroll, Q.C., Donald M.J. Vale and Hon. Gordon W. Walker, Q.C.

     General Rohmer said, "While I have full confidence in the company and its board, I have decided for personal reasons to retire from the Board at this time. I reached this decision as a result of the significant and persistent workload associated with my service on the Board, which I did not anticipate when I joined the Board in January for what I thought would be a limited time because of a then-pending significant transaction. I have enjoyed thoroughly working with the other directors and executives of Hollinger Inc. and wish them all well."

     Peter G. White, Co-Chief Operating Officer of Hollinger, said, "General Rohmer joined the board at the start of the year when there were no independent directors, and has rendered invaluable service in the refinancing and stabilization of the company. The continuing directors of Hollinger Inc. are grateful to General Rohmer for his selfless contribution to the company in difficult times."

     The company will continue to take appropriate measures to adapt to its current unusual and temporary circumstances.

     General Rohmer, age 80, is Canada's most decorated citizen. A former RCAF fighter-reconnaissance pilot, he concluded his career in the Armed Forces after serving as Chief of Reserves. He is Counsel to the law firm of Rohmer & Fenn, a best-selling author, and has twice served as chancellor of the University of Windsor. He has served as a director of Standard Broadcasting Limited, Mediacom Inc., Southam Inc. and Ontario Development Corporation.

     Status of Selected Civil Proceedings

     The hearing in respect of the application to the Ontario Superior Court of Justice commenced by Catalyst Fund General Partner I Inc. seeking an order directing an investigation under the Canada Business Corporations Act has been rescheduled to take place on August 30 and 31, 2004.

     Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com